INVENTERGY GLOBAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Adopted as of June 6, 2014

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company. All of our employees, officers, directors, representatives and consultants (collectively the “Covered Persons”) must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 16 of this Code.

1.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All employees must respect and obey the laws, rules and regulations of the cities, states and countries in which we operate. Although not everyone is expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.	Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when a Covered Person or members of his or her family and entities with which such Covered Person is affiliated (such additional individuals and entities, together with Covered Persons, collectively the “Affected Parties”), receive improper personal benefits as a result of the Covered Person’s position in the Company. Loans to, or guarantees of obligations of Affected Parties may create conflicts of interest.

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It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. You should avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. In addition, any business transaction, directly or indirectly, between a Covered Person and the Company shall require the express written pre-approval of the Audit Committee of the Company.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No business entertainment or gift should ever be offered, given, provided or accepted by any Covered Person or Affected Parties unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any applicable laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

As a general policy, Covered Persons shall avoid conflicts of interest. In addition to the guidelines on gift giving above, the Company may provide guidelines approved by the Board of Directors on how to address specific conflicts of interest, in which case such guidelines shall be provided to all Covered Persons. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor. A Covered Person that becomes aware of a conflict or potential conflict should bring it to the attention of the Audit Committee Chair of the Board of Directors of the Company and consult the procedures described in Section 16 of this Code. Certain Covered Persons may be required to submit an annual statement disclosing actual and potential conflicts of interest.

3.	Insider Trading

A violation of the Company’s Insider Trading Policy shall also constitute a violation of this Code of Conduct and Ethics. If you have any questions, please consult the Company’s General Counsel.

4.	Company Opportunities

Covered Persons are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property, information or position without the express written consent of the Board of Directors. No Covered Person may use Company property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Without limiting the generality of the foregoing, employees, officers and directors should avoid speculation or dealing in any kind of service or real or personal property during a period that the Company may be purchasing or dealing in services or property of the same or a similar kind.

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5.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Covered Person should endeavor to respect the rights of and deal fairly with the Company’s clients, licensees, customers, competitors and employees. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

6.	Employment Relationship

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

Supervisors must be particularly sensitive to the maintenance of totally professional relations with subordinates. Undue pressures, no matter how subtle, which result in less than professional relations must be avoided. Evidence of violation of the letter or spirit of this policy will result in appropriate disciplinary measures.

The Company is entitled to the full working time and energy of each of its full-time employees. Accordingly, working in any capacity (including self-employment) in or for any business activity outside the Company is prohibited, except with the prior approval of your supervisor and General Counsel given after full disclosure of all the circumstances. Special attention should be given to avoiding the conduct of any outside business during Company working hours, on Company premises, or in a manner that involves fellow employees during their Company working hours, and the solicitation of fellow employees (particularly subordinates, who could be especially vulnerable to what might be perceived as pressure from a supervisor) to participate in or with such business in any way, whether as a customer, employee, independent contractor, or otherwise. The General Counsel will keep a record of all approved outside business activity and will periodically review the list for accuracy.

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7.	Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to and engage in their work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs or alcohol in the workplace will not be tolerated. (Moderate consumption of alcohol, for e.g. toasts or celebrations or the like, may be permitted in the workplace if previously authorized by the CEO or General Counsel).

8.	Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to be able to make responsible business decisions and to be able to make full, fair, accurate, timely and understandable disclosure in the reports and documents the Company files with, or submits to, the Securities and Exchange Commission and in its other public communications. It is the Company's policy to make responsible business decisions and to make such disclosure.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Covered Persons may incur business expenses, which must be documented and recorded accurately. If you are not sure whether a certain expense is reimbursable by the Company, ask your supervisor or the finance department.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies.

9.	Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers or clients, except when disclosure is expressly authorized by Company Management or required by applicable laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers or clients, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

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10.	Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

11.	Political Contributions

Contributions by the Company, directly or indirectly, to or on behalf of candidates for federal and state office must meet the requirements of all applicable laws and regulations and the Company’s Foreign Corrupt Practices Act Policy, as determined by the Company's General Counsel after consultation with legal counsel. Please consult the Company’s General Counsel for guidelines concerning political contributions by or on behalf of the Company.

12.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. Please consult the Company’s Foreign Corrupt Practices Act Policy for further details.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Please consult the Company’s General Counsel for guidance in this area.

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13.	Waivers of the Code of Business Conduct and Ethics

While waivers of this code are not anticipated, any waiver of this Code for executive officers or directors may be made only by the independent members of the Board of Directors and will be disclosed in accordance with the requirements of applicable law, rule or regulation and stock exchange listing rules. Records of any disclosures relating to waivers of this Code shall be retained for no less than five years.

14.	Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Violations of this Code should be reported promptly to the General Counsel. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees.

Employees are expected to cooperate in internal investigations of misconduct. Additionally, the Company's senior management should always be informed of matters which might appear to risk damage to the Company's reputation, as well as its financial condition or profitability.

15.	Annual Statement

Certain Covered Persons may be required to submit an annual statement disclosing actual and potential conflicts of interest and including the following affirmation:

"I have examined and understand the Company's Code of Business Conduct and Ethics (the "Code"). I undertake to report promptly, in accordance with the Code, any circumstances in the Company's business or operations that may involve a violation of any applicable law, rule or regulation and any other circumstances that may involve a violation of the Code. I confirm that I do not know of any such circumstances not previously reported."

16.	Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

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•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with the General Counsel. Any employee or director who becomes involved in a situation that gives rise to an actual conflict of interest must promptly inform the General Counsel of such conflict.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports to a Company or law enforcement official of possible ethical violations. Any employee or director who violates this rule may be subject to civil, criminal and administrative penalties, as well as disciplinary action, up to and including termination of employment.

•	Any Covered Person who in good faith believes or suspects that any portion of this Code has been violated and does not feel comfortable addressing the issue with the General Counsel, or if an issue raised has not been addressed, such Covered Person should immediately report such violation to the Chairman of the Audit Committee of the Board of Directors. Any such report will be promptly evaluated and/or investigated. While the Company strongly prefers that any individual who wishes to make such a complaint to identify him/herself (to assist in the understanding of the concerns expressed), the Company has created a “hotline” where employees or directors may anonymously report known or suspected violations of this Code. To access the hotline, call 408.389.3548, which may be revised from time to time. Any person reporting such a violation should be prepared to provide as much detail as possible about the suspected violation, including the individuals involved, the nature of the violation, documentation of the violation, or any other information which may be helpful in the Company’s evaluation and, if necessary, investigation of the complaint. Prompt disclosure to the appropriate parties is vital to ensure a thorough and timely evaluation and appropriate resolution. A violation of this Code is a serious matter and could have legal implications. Allegations of such behavior are not taken lightly and should not be made to embarrass someone or put him or her in a false light. Therefore, reports of suspected violations should always be made in good faith.

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•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

17.	Consequences for Non-Compliance with this Code

Corrective Actions. Any violation of applicable law or any deviation from the standards embodied in this Code will result in appropriate corrective and/or disciplinary action, up to and including termination of employment.

Required Government Reporting. Whenever conduct occurs that requires a report to the government, the Company shall be responsible for complying with such reporting requirements.

Publication of this Code; Amendments and Waivers. This Code will be posted and maintained on the Company’s website and posting will be disclosed in the Company’s annual report on Form 10-K. The annual report on Form 10-K, by reference to the Company's proxy statement, if permitted by SEC rules, will also contain a statement that amendments to and waivers of this Code with respect to executive officers will be posted on the Company's website.

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